Exhibit 99.1

CLIFFORD CHANCE LLP

OZON HOLDINGS PLC

AND

COMPUTERSHARE TRUSTEES (JERSEY) LIMITED

TRUST DEED

THE OZON EMPLOYEE BENEFIT TRUST

THIS DEED made the 1st day of April 2021

BETWEEN:

(1)	OZON HOLDINGS PLC whose registered office is at Arch. Makariou III, 2-4 Capital Center, 9th floor 1065, Nicosia, Cyprus and which is registered in Cyprus with company number HE 104496 (“Company”); and

(2)

COMPUTERSHARE TRUSTEES (JERSEY) LIMITED whose registered office is at Queensway House, Hilgrove Street, St Helier, Jersey, JE1 1ES and which is registered in Jersey with the company number 92182 (“Original Trustees”)

WHEREAS the Company has paid the sum of USD 100 and intends to provide other financial assistance to the Original Trustees for the acquisition of shares (which may take the form of American Depositary Shares) in the Company to be held for the benefit of employees of the Company and other persons listed in this Deed.

NOW THIS DEED WITNESSES as follows:

1.	DEFINITIONS AND INTERPRETATION

1.1	IN this Deed unless the context otherwise requires the following expressions have the following meanings respectively:

“Beneficiaries” means the members of the board, officers, employees and former employees of the Group from time to time, including their personal representatives (including their heirs by will and operation of law) and their authorised and lawful representatives in the case of their disability (excluding any person resident in the Island of Jersey for the purposes of Jersey taxation), and “Beneficiary” has a corresponding meaning;

“Control” (including the terms “Controls” and “Controlled by”) means, with respect to any Person, (a) the ownership, directly or indirectly, of interests representing more than fifty per cent (50%) of the voting power of a legal entity, or (b) having the power to control the management, operations or policies of such Person (whether pursuant to a contract, trust arrangement or otherwise) or (c) having the power to elect a majority of members to the board of directors or equivalent decision-making body of such legal entity; provided that, all voting power held by entities under common control (including investment funds under common control) shall be aggregated together and attributed to each other such entity under common control for the purpose of determining the voting power percentage of each such entity;

“Group” means the Company and all Subsidiaries together;

“Group Member” means, for the purposes of Clause 8 only:

(a)	the Company, a Subsidiary or a body corporate which is the Company’s holding company or a subsidiary of the Company’s holding company;

(b)	a body corporate which is a subsidiary undertaking of a body corporate within paragraph (a) above; and

(c)	any other body corporate in relation to which a body corporate within paragraph (a) or (b) above is able (whether directly or indirectly) to exercise 20% or more of its equity voting rights;

“Person” means any natural person, firm, partnership, association, corporation, company, trust, business trust, governmental authority or other entity;

“Subsidiary” means any Person Controlled by the Company or where the Company is a shareholder and Controls alone pursuant to an agreement with other shareholders, a majority of voting rights in such Person;

“Trustees” means the Original Trustees or such other person or persons as may be the trustees or trustee for the time being hereof;

“Trust Fund” means the said sum of USD 100, all property at any time added to that amount by way of further settlement, accumulation of income, capital accretion or otherwise and all property from time to time representing such assets respectively;

“Trust Period” means the period beginning with the date hereof and ending upon the first to happen of the following:

(a)	the expiry of 125 years (which number of years shall be the perpetuity period applicable hereto);

(b)

an order for the winding up of the Company being made, or a resolution for the voluntary winding up of the Company being passed (other than for the purposes of, and followed by, an amalgamation or reconstruction in circumstances where substantially the whole of the undertaking, assets and liabilities of the Company pass to a successor company which becomes the Company for the purposes of this Deed); or

(c)	such date as the Trustees and the Company by deed declare to be the end of the Trust Period (not being a date earlier than the date of such deed).

1.2	ANY reference in this Deed to any enactment includes a reference to that enactment as from time to time modified, extended or re-enacted.

2.	GENERAL POWER

THE Trustees shall hold the Trust Fund and the income thereof upon trust for all or any one or more of the Beneficiaries in such portions and with such trusts and subject to such powers and provisions as the Trustees shall in their absolute discretion during the Trust Period by any deed or deeds revocable or irrevocable appoint.

3.	POWER TO APPLY INCOME AND CAPITAL

SUBJECT to any such appointment the Trustees shall during the Trust Period hold the Trust Fund upon trust to pay or apply the income and capital thereof to or for the benefit of all or any one or more of the Beneficiaries in such portions and in such manner generally as the Trustees shall in their absolute discretion think fit PROVIDED THAT the Trustees may if in their absolute discretion they think fit accumulate the whole or any part of the income of the Trust Fund by investing the same and the resulting income thereof in any investments hereby authorised and adding the accumulations to the capital of the Trust Fund.

4.	EXERCISE OF POWERS

4.1

WITHOUT prejudice to the generality of the above provisions it shall be lawful for the Trustees in exercise of their powers and discretions under this Deed to appoint, pay or apply the whole or any part of the Trust Fund:

4.1.1

by transferring the same to the trustees of any other settlement to be held by them on the trusts applicable to capital monies comprised in such settlement if such transfer would not infringe the rule against perpetuities and if the provisions of such other settlement shall in the opinion of the Trustees be such that such transfer would be beneficial to the Beneficiaries whom it is thereby sought to benefit and the class of beneficiaries of such other settlement is not wider than the Beneficiaries or where the class of beneficiaries is wider than the Beneficiaries the terms of such transfer provide that the Trust Fund so transferred may not be appointed paid or applied for the benefit of a class of beneficiaries wider than the Beneficiaries;

4.1.2

by lending the same to any Beneficiary upon such terms as to repayment and interest and otherwise as the Trustees shall in their discretion think fit (provided that no such loan shall be made upon terms that repayment may be made after the expiration of the Trust Period);

4.1.3

by granting options (or other rights to acquire shares) at the expense of the Trust Fund to the Beneficiaries whom it is thereby sought to benefit if the grant of such options (or other rights) would in the opinion of the Trustees be advantageous to such Beneficiaries; and

4.1.4

by transferring shares to the Beneficiaries whom it is thereby sought to benefit either gratuitously or in consideration of an amount agreed with the Beneficiaries (which need not be market value) if such transfer would in the opinion of the Trustees be advantageous to such Beneficiaries.

4.2

THE Trustees may agree with the Company that if the Company shall at any time by notice in writing (including by email) request the Trustees to transfer to any Beneficiary any number of shares which such Beneficiary shall be entitled to acquire (whether by the exercise of a share option or otherwise) under any employees’ share scheme adopted by the Company in consideration of the payment to the Trustees of the price (if any) at which such shares may be acquired and where the Trustees have agreed in writing (including by electronic scanned signature) to such request, the Trustees shall (to the extent that such shares or sufficient monies to acquire such shares shall be comprised in the Trust Fund) transfer to such person such shares in consideration of the payment to the Trustees of such price.

4.3	WHERE any shares in the Company are comprised in the Trust Fund and the beneficial interest in such shares has not yet been transferred to any Beneficiary then:

4.3.1	the Trustees may not vote in relation to those shares at any meeting of shareholders of the Company; and

4.3.2

unless otherwise directed by the Company the Trustees hereby waive all right to any dividend which may at any time be payable on any share in the Company from time to time comprised in the Trust Fund and in respect of which the entire beneficial ownership remains held by the Trustees.

4.4	If a beneficial interest in any share comprised in the Trust Fund (other than a right to acquire any share) is held by a Beneficiary:

(a)	the Trustees may, but shall not be obliged to, seek irrevocable directions from each relevant Beneficiary regarding the exercise of voting rights attaching to his interest in those shares;

(b)

where a direction is received by the Trustees in accordance with Clause 4.4(a) by any deadline and in accordance with any other requirement as to the form or manner of such instruction as may have been stipulated by the Trustees, the Trustees shall comply with each relevant Beneficiary’s directions regarding voting his interest in those shares; and

(c)

if the Trustees do not seek directions from each relevant Beneficiary regarding the exercise of voting rights or do not receive a Beneficiary’s directions by any deadline specified in writing by the Trustees and in accordance with any deadline or other requirement as to the form or manner of such instruction as may have been stipulated by the Trustees, the Trustees shall abstain from voting that Beneficiary’s interest in those shares.

5.	CONSULTATION WITH COMPANY

5.1

IN the exercise of their powers and discretions under this Deed the Trustees may consider any recommendations made to them by the Company but the Company shall have no power to direct the Trustees to comply with such recommendations.

5.2

THE Trustees may rely without further enquiry on any recommendations and information provided to them in writing by any director of the Company or, where instructed to do so by the Company, recommendations from such authorised representative(s) as the Company shall advise and shall have no liability to the Company or to any Beneficiary in connection with acting upon any such information.

6.	RESIDUAL TRUSTS AT END OF TRUST PERIOD

AT the end of the Trust Period the Trustees shall (subject to any prior exercise by them of their powers under this Deed) hold the Trust Fund and the income thereof upon trust for such one or more of the Beneficiaries and if more than one in such proportions and in such manner in all respects as the Trustees shall before the end of the Trust Period, and in their absolute discretion, determine SAVE THAT if there are no such Beneficiaries or in default of such determination the Trustees shall hold the capital and income of the Trust Fund on trust absolutely for such charity or charities as the Trustees shall in their discretion determine. The Trustees shall where reasonably practicable consult with the Company prior to exercising any discretion pursuant to this Clause 6.

7.	ADMINISTRATIVE POWERS

THE Trustees shall (in addition to all other powers vested in them hereby or by law) have the following powers:

7.1

Power at their absolute discretion to retain the Trust Fund or any part thereof (including any uninvested money) in its actual state and condition for any period and to vary or transpose the mode of investment of the Trust Fund within the range authorised below.

7.2	Power to invest trust monies:

7.2.1	in the acquisition (either by the Trustees alone or by them jointly with any other person or body of trustees) by purchase or otherwise of shares in or debentures of the Company; or

7.2.2

in the acquisition (either by the Trustees alone or by them jointly with any other person or body of trustees) by purchase of such other property of whatever nature and wherever situated and whether or not involving liability or producing an income or by making loans on such terms (with or without security) as the Trustees shall in their absolute discretion think fit;

so that the Trustees shall have the same full and unrestricted powers of investment in all respects as if they were absolute beneficial owners of the Trust Fund (and for the avoidance of doubt and without limitation to the generality of the foregoing shall have the power to place any monies on current or deposit account whether or not interest bearing) PROVIDED THAT without the prior approval by resolution of the shareholders of the Company in general meeting the Trustees shall not at any time acquire shares in the Company if such acquisition would cause the number of shares in the Company held by the Trustees on the terms of the Trust Fund to exceed such number as equals 5 per cent of the ordinary share capital of the Company in issue at that time.

7.3

Power to invest or hold or allow to remain in the name or under the control of some or one only of the Trustees or of any person as nominee of the Trustees the whole or such part of the Trust Fund as the Trustees shall in their absolute discretion think fit and the Trustees shall not be liable for any loss to the Trust Fund or the income thereof occasioned by the exercise of this power.

7.4

Power at their absolute discretion so long as at least one of the Trustees shall have no interest therein, and shall not be a corporate trustee any of whose directors shall have an interest therein, to enter into any contract disposition or transaction with any one or more of themselves or any director of any corporate trustee hereof (whether such one or more of themselves or director shall be acting alone or jointly with other persons) if the Trustees could lawfully have entered into the same if dealing with persons not including any of themselves and not being directors of a corporate trustee and if they shall have received advice from competent valuers that the same shall be in the interests of the Beneficiaries or such of them as would be affected by the same.

7.5

Power if they shall consider the same to be expedient in the interests of the Beneficiaries or such of them as would be affected thereby to permit any company any of whose shares stock or securities are comprised in the Trust Fund to retain any part of its income and so that the Trustees shall not be bound to take any steps to remove any director of any such company who may recommend any such retention of its income and generally in the absence of actual notice of any wrongdoing by any director thereof the Trustees may leave the management of any such company wholly to its directors.

7.6

Power (exercisable either expressly or by implication) to allot appropriate partition or apportion any property whatever which (or the future proceeds of sale of which) shall for the time being be subject to the trusts hereof in or towards satisfaction of any share or interest in the Trust Fund or the income thereof in such manner as the Trustees shall in their absolute discretion (without the necessity of obtaining any consent) consider just according to the respective rights of the persons interested.

7.7

Power for any of the Trustees to be employed and remunerated as a director or other officer or employee or as agent or adviser of any company body or firm in any way connected with the Trust Fund and to keep as his property (and without being liable to account therefor) any remuneration fees or profits received by him in any such capacity notwithstanding that his situation or office may have been obtained or may be held or retained in right or by means or by reason of his position as one of the Trustees or of any shares, stock, property rights or powers whatever belonging to or connected with the Trust Fund.

7.8

Power for the Trustees at any time to borrow monies whether on an unsecured basis or on the security of the Trust Fund or any part thereof or on personal security only for any purpose for which trust monies may be applied under this Deed including the purpose of investment and on such terms as to the payment of interest (if any) and as to repayment as the Trustees shall in their absolute discretion think fit.

7.9

Power for the Trustees to employ any person who may be engaged in any profession or business (including a body corporate) to charge and be paid all professional or other reasonable and proper charges for any business done services rendered or time spent by such person or any firm of which such person is a partner in connection with the trusts powers or provisions hereof whether or not within the usual scope of such profession or business and although not of a nature requiring the employment of a professional person. The Trustees shall determine the remuneration of any such person, but shall not be liable for the default of any such person appointed or employed in good faith, or for any loss arising from the Trustees acting in accordance with any advice provided by such person. However, this Clause 7.9 shall not entitle the Trustees to delegate the exercise of discretionary trusts and powers in relation to the Trust Fund which require or empower the determination of beneficial interests in the Trust.

7.10

Power to delegate all or any of the administrative, management functions and powers (including investment powers) vested in them (either under this Deed or due to their office as Trustees) to any other person(s), except for Beneficiaries or the Company representatives, and to pay such person(s) for their services. However, this paragraph does not entitle the Trustees to delegate the exercise of discretionary or powers in relation to the Trust Fund which require or empower the determination of beneficial interests in the Trust.

7.11	Power to apply the Trust Fund (or any part of it) in paying any stamp duty or stamp duty reserve tax payable on any transfer of (or agreement to transfer) shares to any Beneficiary.

7.12

Power to pay any duties or taxes (together with any related interest, penalties or surcharges) for which the Trustees become liable to pay and/or account for on behalf of the Trust in any part of the world, even if the liability might not be enforceable through the courts of the place where the trusts declared in this Deed are administered at that time and to have discretion as to the time and manner in which any duties or taxes are paid. No person interested in this Trust shall be entitled to make any claim against the Trustees because they pay any tax or duty.

7.13

Power for the Trustees to pay or apply the Trust Fund or any part thereof for the benefit of a minor or a person under any legal disability in which case they may do so by paying the Trust Fund or such part thereof to the parent or guardian or other person having care or custody of such minor or such person under a legal disability and will have no duty to enquire as to the use of the Trust Fund or such part thereof or its income.

8.	EMPLOYEE TAX/SOCIAL SECURITY LIABILITY

WHERE the Trustees are to make any payment or transfer any asset (including shares) to a Beneficiary and as a result a Group Member (or any former Group Member) or the Trustees would or may be obliged to (or would or may suffer a disadvantage if it were not to) account for any amount of tax and/or social security contributions for which the Beneficiary would or may be liable by reason of such payment or transfer then in the case of:

8.1.1

any payment to be made by the Trustees, the Company may notify the Trustees in writing of the relevant amount of tax and/or social security contributions to be deducted from the payment and may direct the Trustees in writing to make such deduction and to account for it in accordance with any relevant regulation or enactment (whether or not such regulation or enactment applies to the Trustees); or

8.1.2

any asset to be transferred by the Trustees, the Trustees shall not transfer such asset until the Company has confirmed to the Trustees in writing that the relevant Beneficiary has entered into arrangements acceptable to the Company to secure that such amount of tax and/or social security contributions can be accounted for in accordance with any relevant regulation or enactment unless any delay would cause the Trustees to be in breach of their obligation (if any) to transfer the asset.

9.	EXONERATION OF TRUSTEES

NONE of the Trustees shall be liable for any loss or damage which may happen to the Trust Fund or the income thereof arising from any improper investment or purchase made by him in good faith or for the negligence or fraud of any agent employed by him or by any other trustee hereof although his employment was not strictly necessary or expedient or by reason of any mistake or omission made in good faith by any trustee hereof.

10.	INDEMNITY

10.1

THE Company HEREBY COVENANTS that it will at all times keep the Trustees (together with the directors, officers and employees of any company which is a corporate trustee hereof) and each of them saved harmless and indemnified against any costs, expenses or liabilities whatsoever to which they shall as Trustees be or become liable by virtue of any act, omission, event or thing whatsoever. The benefit of this indemnity shall extend to former trustees as well as Trustees. For the avoidance of doubt, this indemnity does not remove the Trustees’ right to indemnity against the Trust Fund if the Company is unable or unwilling to discharge these liabilities.

10.2	This indemnity does not apply to any costs expenses or liabilities attributable to fraud or willful misconduct or negligence on the part of the trustee whom or which it is sought to make liable.

11.	APPOINTMENT, RETIREMENT AND REMOVAL OF TRUSTEES

11.1	THE statutory power of appointing new and additional Trustees shall be vested in the Company.

11.2

THE Company may at any time by deed executed by the Company and the outgoing Trustees remove any Trustees. Any Trustees may at any time by giving not less than sixty days’ notice to the Company and any other Trustees or such shorter notice period as may be agreed between the Company and the Trustees in writing to the Company retire from the trusts hereof (and so that if after such removal or retirement there shall be no continuing trustee hereof the Company shall appoint a new trustee hereof in place of such removed or retired trustee).

11.3	FOR the avoidance of doubt it is hereby declared that any person wherever resident and whether an individual or a body corporate may be appointed as a trustee hereof.

11.4	THE provisions of sections 37 and 39 of the Trustee Act 1925 shall apply hereto as if any reference therein to a trust corporation were a reference to a corporation carrying on trust business.

12.	CHARGING CLAUSE

Any trustee hereof being a solicitor or accountant or other person engaged in any profession or business may be employed or act and shall be entitled to charge and be paid out of the Trust Fund all usual fees or professional charges for any business or acts done or time spent by him or his firm in connection with the trusts thereof including acts which a trustee not being in any profession or business could have done personally and it is hereby declared that any corporation (wheresoever incorporated and wheresoever resident) which is authorised to undertake trust business may be appointed to be either the sole trustee on such terms and conditions as it may agree with the Company from time to time or in the absence of such agreement, its usual terms and conditions in force from time to time including (in addition to reimbursement of such company’s proper expenses and costs and other liabilities) the right to remuneration in accordance with such terms and conditions and in addition such company or other person connected with such company being a banker broker investment adviser or engaged in any other profession or business may without accounting for any resultant profit act in such capacity and perform any service on behalf of the trusts hereof and on the same terms as with a customer.

13.	APPLICABLE LAW

THIS Deed shall be construed in accordance with the laws of England and Wales.

14.	CHANGE OF JURISDICTION

NOTWITHSTANDING any other provision hereof the Company and the Trustees may at any time during the Trust Period declare by deed executed by the Company and Trustees that the trusts, powers and provisions hereof shall from the date of such declaration take effect in accordance with the law of such other territory as shall be specified in such deed and as from the date of such declaration the law of such other territory shall be the law applicable hereto and the courts in such other territory shall be the forum for the administration hereof but subject to any further exercise of the power conferred by this Clause 14 PROVIDED THAT the said power shall not be exercisable in any manner which might directly or indirectly cause this Deed under the law applicable thereto to become illegal, void or voidable.

15.	AMENDMENT OF TRUST DEED

THE Company and the Trustees may at any time by deed executed by the Company and all of the Trustees alter or add to all or any of the provisions hereof in any respect.

16.	COUNTERPART

THIS Deed may be executed in any number of counterparts and by the parties on separate counterparts but shall not be effective until each party has executed at least one counterpart and each counterpart shall constitute an original of this deed but all other counterparts shall together constitute but one of the same instrument.

IN WITNESS whereof the Company and the Original Trustees have executed this Deed the day and year first before written.

EXECUTED as a DEED by

OZON HOLDINGS PLC

/signature/

/name/

Acting Managing Officer

In the presence of:

Signature of witness:    /signature/

Name:    /name/

(in BLOCK CAPITALS)

Address:    /address/

EXECUTED as a DEED by

COMPUTERSHARE TRUSTEES (JERSEY) LIMITED

Authorised signatory    /signature/

Authorised signatory    /signature/